Exhibit 99.2

Codere Online Nasdaq: CDRO / CDROW Q4 2023 Earnings February 29, 2024

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction .. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results .. Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This presentation may include certain projections of non - GAAP financial measures . Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results . Consequently, no disclosure or reconciliation of estimated comparable U . S . GAAP or IFRS forward looking statements is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and Adjusted EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) .. The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation .. You are cautioned not to give undue weight to such industry and market data .

Aviv Sher CEO Today’s Presenters Oscar Iglesias CFO

1. Corporate Overview – page 6 2. Financial Results (Unaudited) – page 9 3. 2024 Outlook – page 18 4. Appendix – page 21 Table of Contents

01 Corporate Overview

01 Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain
2018	Experienced and proven Israel-based digital management team hired to lead Codere Online's expansion
2021	Listed on Nasdaq after merging with US SPAC DD3 Acquisition Corp II, raising over $100 mm in proceeds
5 Core Markets	Currently operating in Spain, Mexico, Colombia, Panama and the City of Buenos Aires

32% growth	2021 – 2024E Net Gaming Revenue[1] CAGR[2]
30+ years	Codere Group retail track record in Latin American and European markets
€3.9 bn	Combined TAM of Codere Online Core Markets (Latam)[3] by 2028
€5.5 bn	Combined TAM of Codere Online Expansion Markets (Latam)[4] by 2028

The Latin American online sports betting and casino market is rapidly growing and becoming the strategic focus for the global gaming industry.

Codere Online is especially well positioned to become a leading player across the region.

1. See page 27 for the definition of Net Gaming Revenue, which is a non-GAAP measure and page 26 for a reconciliation of this and other non-GAAP measures to their most comparable GAAP measures.
2. Figure reflects 3-year CAGR between €83.2 mm in 2021 and €192.5 mm (midpoint of the €185 - 200 mm) Net Gaming Revenue outlook for 2024.
3. Includes Mexico, Colombia, Panama and Argentina. Source: H2GC as of February 2024.
4. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: H2GC as of February 2024.

7

8 01 Q4 2023 Highlights 1. See page 27 for the definition of all operating metrics and page 26 for reconciliations of non - GAAP measures. 2. Source: H2GC as of February 2024. Revenue Growth / Mix Portfolio KPIs (1) Cohort KPIs (1) Target Addressable Market (Latam) Consolidated NGR of €50.1 mm in Q4 2023, +33% vs. Q4 2022 58% from Casino 42% from Sports Betting • ~139k Avg. Monthly Actives with Mexico and Spain growing c. 15% vs. Q4 2022 • Avg. Monthly Spend per Active of €120 (+35%) vs. Q4 2022 • ~294k new customer registrations with 81k First Time Deposits in Q4 2023 • 28% Conversion Rate and Cost per Acquisition of €218 Recent estimates (2) of TAM for 27E significantly higher (+55%) than prior estimates for both Mexico (€1.8 bn versus €1.2 bn) and Latam as a region (€8.8 bn versus €5.7 bn) 2024 Outlook NGR outlook of €185 - 200 mm and Adj. EBITDA and cash flow positive for FY 2024 Strong operating performance in Q4 2023 with Net Gaming Revenue (NGR) of €50 mm (33% above Q4 2022)

02 Financial Results (Preliminary Unaudited 1 ) 1. See "Preliminary Information" disclaimer on slide 3 codere online

02 Consolidated Net Gaming Revenue and Adj. EBITDA[1]

33% NGR increase in Q4 2023 primarily driven by Mexico and Spain and 72% reduction in Adj. EBITDA loss in the quarter

Figures in EUR mm

	Quarter				Full Year				Full Year (% of Total)		
	Q4-22	Q4-23	Var.	%	FY-22	FY-23	Var.	%	FY-22	FY-23	Chg. (p.p.)
Net Gaming Revenue											
Spain	17.8	20.8	2.9	16.9%	60.0	75.7	15.6	26.2%	48.8%	44.0%	-4.8
Mexico	16.3	25.1	8.8	54.0%	51.1	81.7	30.6	59.9%	41.6%	47.5%	6.0
Colombia	2.3	2.3	0.0	0.0%	7.9	8.5	0.7	7.6%	6.4%	5.0%	-1.4
Other[2]	1.3	1.8	0.6	38.5%	3.9	6.0	2.0	53.8%	3.2%	3.5%	0.3
Total	**37.7**	**50.1**	**12.4**	**32.9%**	**122.9**	**171.9**	**48.9**	**39.9%**	**100.0%**	**100.0%**	**0.0**
Adj. EBITDA											
Spain[3]	3.7	7.7	4.0	108.1%	14.6	27.6	12.9	89.0%			
Mexico	-8.3	-2.2	6.2	73.5%	-28.2	-8.5	19.8	69.9%			
Colombia[4]	-2.2	-0.1	2.1	95.5%	-8.0	-0.6	7.3	92.5%			
Other[2]	-1.7	-1.5	0.2	11.8%	-7.6	-4.9	2.7	35.5%			
B2C Adj. EBITDA	**-8.6**	**3.9**	**12.5**	**145.3%**	**-29.2**	**13.6**	**42.8**	**146.6%**			
Undistributed B2B / HQ Opex[5]	-6.1	-8.0	-1.9	-31.1%	-22.0	-25.3	-3.3	-15.0%			
Adj. EBITDA[6]	**-14.7**	**-4.1**	**10.6**	**72.1%**	**-51.2**	**-11.7**	**39.5**	**77.1%**			

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 26 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud.
4. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year.
5. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
6. Q4-23 and FY-23 figures exclude a €0.9 mm and €3.5 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

10

02 Consolidated Income Statement(1)

codere online

72% reduction in Adj. EBITDA loss in the quarter on the back of higher revenues and lower investment in marketing

Figures in EUR mm

	Quarter				Full Year				Historical Evolution		
	Q4-22	Q4-23	Var.	%	FY-22	FY-23	Var.	%	FY-21	FY-22	FY-23
Consolidated Income Statement											
Net Gaming Revenue	37.7	50.1	12.4	32.9%	122.9	171.9	48.9	39.9%	83.2	122.9	171.9
Marketing(2)	-31.2	-25.0	6.2	19.9%	-96.9	-83.7	13.2	13.6%	-54.4	-96.9	-83.7
Platform & Content(3)	-9.3	-11.5	-2.2	-23.7%	-36.2	-43.9	-7.7	-21.3%	-27.8	-36.2	-43.9
Gaming Taxes(4,5)	-6.8	-9.6	-2.8	-41.2%	-21.4	-30.8	-9.4	-43.9%	-13.1	-21.4	-30.8
Personnel	-3.5	-4.3	-0.8	-22.9%	-12.2	-15.7	-3.5	-28.7%	-8.1	-12.2	-15.7
Other(5)	-1.5	-3.7	-2.2	-146.7%	-7.4	-9.6	-2.1	-29.7%	-3.6	-7.4	-9.6
Adj. EBITDA(6)	**-14.7**	**-4.1**	**10.6**	**72.1%**	**-51.2**	**-11.7**	**39.5**	**77.1%**	**-23.8**	**-51.2**	**-11.7**
Consolidated Income Statement (% of Net Gaming Revenue)											
Net Gaming Revenue	100.0%	100.0%	0.0		100.0%	100.0%	0.0		100.0%	100.0%	100.0%
Marketing(2)	-82.9%	-50.0%	32.8		-78.8%	-48.7%	30.1		-65.4%	-78.8%	-48.7%
Platform & Content(3)	-24.7%	-22.9%	1.8		-29.5%	-25.5%	3.9		-33.4%	-29.5%	-25.5%
Gaming Taxes(4,5)	-18.0%	-19.2%	-1.2		-17.4%	-17.9%	-0.5		-15.7%	-17.4%	-17.9%
Personnel	-9.4%	-8.6%	0.7		-9.9%	-9.1%	0.8		-9.8%	-9.9%	-9.1%
Other(5)	-4.0%	-7.5%	-3.5		-6.0%	-5.6%	0.5		-4.3%	-6.0%	-5.6%
Adj. EBITDA(6)	**-38.9%**	**-8.2%**	**30.7**		**-41.6%**	**-6.8%**	**34.8**		**-28.6%**	**-41.6%**	**-6.8%**

1. FY-21 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 27 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. FY-22 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
5. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year. FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain.
6. Q4-23 and FY-23 figures exclude a €0.9 mm and €3.5 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

11

02 Consolidated Income Statement[(1)]

33% NGR growth versus Q4 2022 driven by higher spend per customer and improved retention

Net Gaming Revenue



EUR mm
33%
16%
20.5
20.7
19.8
22.2
25.5
29.2
30.6
37.7
39.5
39.1
43.2
50.1
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23

FTDs



000s
(33%)
17%
53
58
53
64
78
85
86
122
80
69
69
81
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23

Avg. Monthly Actives[(2)]



000s
(2%)
12%
83
81
78
92
102
105
104
142
124
126
124
139
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23

Cost per Acquisition (CPA)[(3)]



2021 Avg: €160
2022 Avg: €182
2023 Avg: €190
EUR
172
159
155
154
204
148
200
179
161
179
200
218
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23

1. 2021 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives.
3. Increase in Consolidated CPA in 2022 and 2023 due to mix effect (i.e. more FTDs acquired in Spain and Mexico and less in Colombia and Argentina).

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13 02 Spain Financial and Operating Metrics 17% Net Gaming Revenue growth in Q4 2023 on the back of a higher number of active customers and higher spend per customer 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (Full Year) Avg. Monthly Actives (1) (Full Year) Avg. Monthly Actives (1) (Quarterly) 13.0 12.6 11.6 12.6 13.2 14.1 14.9 17.8 18.4 17.5 18.9 20.8 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 EUR mm 43 38 34 38 39 37 35 41 40 41 41 47 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 000s 38 38 42 FY 2021 FY 2022 FY 2023 000s - 20% 17% 10% 15% 15% 26% 11%

14 02 Mexico Financial and Operating Metrics Q4 2023 Net Gaming Revenue grew 54% versus Q4 2022 driven by an increase in active customers and spend per customer 27.9 51.1 81.7 FY 2021 FY 2022 FY 2023 EUR mm 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (Full Year) Avg. Monthly Actives (1) (Full Year) Avg. Monthly Actives (1) (Quarterly) 59% 83% 16% 13% 25 22 23 26 33 32 37 51 50 50 52 59 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 000s 54% 19% 60% 39% 24 38 53 FY 2021 FY 2022 FY 2023 000s

15 02 Colombia Financial and Operating Metrics Flat Net Gaming Revenue in Q4 2023 driven by the lower active customers being offset by higher spend per active 4.6 EUR mm 0.8 1.4 0.9 1.5 1.5 2.2 1.9 2.3 2.3 2.1 1.8 2.3 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 EUR mm 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (Full Year) Avg. Monthly Actives (1) (Full Year) Avg. Monthly Actives (1) (Quarterly) 43% 72% - 32% (41%) - 14 20 20 26 24 28 24 39 25 26 23 23 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 000s 20 29 24 FY 2021 FY 2022 FY 2023 000s 8% (17%)

02 Consolidated Balance Sheet, NWC and Cash (31/12/23)

codere online

Approximately €41 mm in total cash of which €36 mm is available. Negative NWC position of €22 mm

Balance Sheet

Figures in EUR mm	
Assets	
Cash & Equivalents	41.3
Financial Assets[1]	10.3
Accounts Receivable[2]	2.9
Taxes Receivable, Net	0.5
Current Assets	**55.1**
Deferred Tax Assets[3]	8.0
Intangible & Other Assets	0.3
Total Assets	**63.5**
Liabilities & Owners' Equity	
Customer Balances	8.2
Accounts Payable[2]	30.8
Accrued Wages	2.1
Public Warrant Liability	0.4
Total Liabilities	**41.5**
Owner's Equity	22.0
Total Liabilities & Owner's Equity	**63.5**

Net Working Capital (NWC)

Figures in EUR mm	
Working Capital - Assets	18.9
Working Capital - Liabilities	41.1
Net Working Capital	**-22.1**
% FY 2023 NGR[4]	*-13%*
Working Capital - Assets	
Restricted Cash[5]	5.2
Financial Assets[1]	10.3
Accounts Receivable[2]	2.9
Taxes Receivable, Net	0.5
Total	**18.9**
Working Capital - Liabilities	
Customer Balances	8.2
Accounts Payable[2]	30.8
Accrued Wages	2.1
Total	**41.1**

Accounts Payable, Net

Figures in EUR mm	A/P	(-) A/R	A/P, Net Actual	A/P, Net Adj.	A/P, Net PF
3rd Party	21.5	-0.7	20.7	0.0	20.7
Codere Group	9.3	-2.2	7.1	-1.5	5.6
Total	**30.8**	**-2.9**	**27.8**	**-1.5**	**26.3**
Codere Group					
Services Provided[6]	3.4	-0.0	3.4	-1.0	2.4
Legal Reorganization[7]	2.3	-0.8	1.5	0.0	1.5
Sub-Total	**5.7**	**-0.8**	**4.9**	**-1.0**	**3.9**
Retail Transactions[8]	3.6	-1.4	2.2	-0.5	1.7
Total	**9.3**	**-2.2**	**7.1**	**-1.5**	**5.6**

Cash & Equivalents

Figures in EUR mm, except where otherwise indicated

		USD mm
Available	36.2	40.0
Restricted	5.2	5.7
Total	**41.3**	**45.6**

		% Total
Europe/Israel	30.8	75%
Latam	10.5	25%
Total	**41.3**	**100%**

1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees).
2. Figure excludes certain related party amounts pursuant to the on-going legal reorganization in Argentina.
3. Figure includes a €6.0 mm deferred tax asset related to the activation of net operating losses in SEJO due to the Spanish tax consolidation perimeter in place since January 1, 2023 and €2.0 mm due to the long term incentive plan provisions (which are non-deductible for tax purposes).
4. Figure based on FY-23 Net Gaming Revenue of €171.9 mm.
5. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions.
6. Figures reflects amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online.
7. Figures reflect amounts due to/from Codere Group related to on-going segregation of certain Latin American businesses pursuant to the Business Combination.
8. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

16

02 Consolidated Cash Flow Statement

codere online

FY-23 Cash Flow Statement

Figures in EUR mm	FY-23
Net Income[1]	-3.1
Plus: Provision for CIT[2]	-7.2
Less: CIT Paid	-1.2
Plus: FX Impact on Cash[3]	2.0
Plus: D&A	0.1
Plus: Non-Cash Expenses/(Income)[4]	-3.2
Plus: Decr./(Incr.) in NWC	2.0
Cash Flow from Operations	**-10.6**
Capital Expenditures	-0.2
Other	0.0
Cash Flow from Investing	**-0.2**
Other	0.0
Cash Flow from Financing	**0.0**
Period Cash Flow	**-10.9**
Available Cash	
Beginning of Period	49.0
Period Cash Flow	-10.9
Less: FX Impact on Cash[3]	-2.0
End of Period	**36.2**

Change in NWC – FY-23 Cash Impact

Figures in EUR mm	Dec 2022	Dec 2023	Chg.
Working Capital - Assets	16.1	24.5	-8.5
Working Capital - Liabilities	39.7	46.7	7.0
Net Working Capital (BS)	**-23.6**	**-22.1**	**-1.5**
FX Impact[5]			3.5
Net Working Capital (CFS)			**2.0**
Working Capital - Assets			
Restricted Cash	4.8	5.2	-0.3
Financial Assets	6.9	10.3	-3.4
Accounts Receivable	4.4	2.9	1.4
Taxes Receivable	0.0	6.1	-6.1
Total	**16.1**	**24.5**	**-8.5**
Working Capital - Liabilities			
Customer Balances	7.4	8.2	0.8
Accounts Payable	27.0	30.8	3.7
Taxes Payable	3.4	5.6	2.2
Accrued Wages	1.9	2.1	0.2
Total	**39.7**	**46.7**	**7.0**

1. Net Income includes a €3.5 mm non-cash provision related to the long term incentive plan for employees.
2. Figure reflects i) a reversal of €0.8 mm in 2022 Provision for CIT in Luxembourg, iii) a €6.0 mm benefit from the activation of net operating losses in SEJO, and iv) €0.4 mm in Provision for CIT in other jurisdictions.
3. Figure reflects the period unrealized exchange rate impact on cash balances which is included in Net Income and which in certain prior period reports was reported under cash flow from financing.
4. Reflects a €6.2 mm non-cash gain due to FX impact on intercompany transactions and a €0.9 mm gain on variation in fair value of public warrants partially offset by a €3.5 mm expense related to the long term share based incentive plan and €0.4 mm in other non-cash expenses.
5. Figure reflects both unrealized FX impact on working capital (assets and liabilities) and impact from inflation accounting (IAS 29) in Argentina.

17

03 2024 Outlook

19 - 15.2 - 5.6 - 23.8 - 51.2 - 11.7 Adj. EBITDA (EUR mm) 03 2024 Net Gaming Revenue and Adj. EBITDA Outlook 2024 NGR outlook of €185 - 200 mm and positive Adj. EBITDA and cash flow for full year 2024. Outlook Historicals (1) 1. Figures exclude our .com business (Greenplay) sold on December 31, 2021. 2. Figure reflects growth rate versus €192.5 mm (midpoint of our €185 - 200 mm Net Gaming Revenue outlook for 2024). 40% 12% (2) 185 - 200 Adj. EBITDA + Cash Flow +

Q&A

04 Appendix

04 Consolidated Net Gaming Revenue and Adj. EBITDA[(1)]

codere online

Net Gaming Revenue

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23
Spain	11.2	10.3	12.3	14.4	48.3	13.0	12.6	11.6	12.6	49.8	13.2	14.1	14.9	17.8	60.0	18.4	17.5	18.9	20.8	75.7
Mexico	4.5	3.1	5.6	7.0	20.2	6.4	6.4	7.1	7.9	27.9	10.0	11.9	12.9	16.3	51.1	17.6	18.0	21.0	25.1	81.7
Colombia	0.5	0.5	0.8	0.7	2.5	0.8	1.4	0.9	1.5	4.6	1.5	2.2	1.9	2.3	7.9	2.3	2.1	1.8	2.3	8.5
Other[(2)]	0.1	0.0	0.0	0.1	0.2	0.2	0.3	0.3	0.3	1.0	0.8	1.0	0.9	1.3	3.9	1.2	1.4	1.5	1.8	6.0
Total	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**	**50.1**	**171.9**

Adj. EBITDA

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23
Spain[(3)]	0.7	3.8	2.3	2.9	9.6	0.2	0.5	2.8	3.1	6.6	2.5	3.6	4.8	3.7	14.6	6.1	5.7	8.2	7.7	27.6
Mexico	-1.1	-1.0	-0.8	-1.6	-4.5	-1.8	-2.2	-3.5	-3.9	-11.4	-7.7	-4.1	-8.1	-8.3	-28.2	-2.0	-1.7	-2.6	-2.2	-8.5
Colombia[(4)]	-0.3	-0.1	-0.3	-0.4	-1.1	-0.7	-0.8	-1.0	-1.2	-3.8	-2.1	-2.2	-1.4	-2.2	-8.0	-0.3	-0.1	-0.1	-0.1	-0.6
Other[(2)]	0.1	-0.1	0.0	0.0	0.0	0.0	0.0	-0.5	-1.1	-1.6	-1.2	-1.9	-2.8	-1.7	-7.6	-1.1	-1.4	-0.8	-1.5	-4.9
B2C Adj. EBITDA	**-0.6**	**2.6**	**1.1**	**0.9**	**4.0**	**-2.3**	**-2.6**	**-2.2**	**-3.1**	**-10.2**	**-8.5**	**-4.5**	**-7.6**	**-8.6**	**-29.2**	**2.6**	**2.4**	**4.6**	**3.9**	**13.6**
Undistributed B2B / HQ Opex[(5)]	-2.5	-2.0	-2.4	-2.7	-9.6	-3.3	-3.3	-3.6	-3.5	-13.6	-5.0	-5.7	-5.2	-6.1	-22.0	-5.7	-6.9	-4.6	-8.0	-25.3
Adj. EBITDA[(6)]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-4.1**	**-11.7**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 26 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud.
4. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year.
5. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
6. Q4-23 and FY-23 figures exclude a €0.9 mm and €3.5 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

22

04 Consolidated Income Statement[1]

codere online

Consolidated Income Statement

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23
Net Gaming Revenue	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**	**50.1**	**171.9**
Marketing[2]	-9.6	-5.8	-9.7	-12.0	-37.1	-13.4	-14.2	-12.0	-14.8	-54.4	-22.1	-19.3	-24.3	-31.2	-96.9	-19.8	-19.1	-19.7	-25.0	-83.7
Platform & Content[3]	-5.0	-3.7	-5.4	-5.9	-19.9	-6.6	-6.6	-7.4	-7.2	-27.8	-8.6	-9.2	-9.1	-9.3	-36.2	-10.7	-11.7	-10.0	-11.5	-43.9
Gaming Taxes[4,5]	-2.5	-2.0	-2.8	-3.5	-10.9	-3.3	-3.2	-3.2	-3.4	-13.1	-4.1	-5.2	-5.2	-6.8	-21.4	-6.9	-6.9	-7.4	-9.6	-30.8
Personnel	-1.7	-1.6	-1.6	-1.7	-6.6	-1.9	-1.9	-2.0	-2.4	-8.1	-2.7	-2.9	-3.1	-3.5	-12.2	-3.8	-3.5	-4.1	-4.3	-15.7
Other[5]	-0.6	-0.3	-0.6	-0.9	-2.4	-1.0	-0.7	-0.9	-1.0	-3.6	-1.4	-2.8	-1.7	-1.5	-7.4	-1.4	-2.4	-2.0	-3.7	-9.6
Adj. EBITDA[6]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-4.1**	**-11.7**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23
Net Gaming Revenue	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Marketing[2]	-59.0%	-41.6%	-51.6%	-54.0%	-52.1%	-65.6%	-68.5%	-60.7%	-66.6%	-65.4%	-86.5%	-66.2%	-79.5%	-82.9%	-78.8%	-50.3%	-48.8%	-45.6%	-50.0%	-48.7%
Platform & Content[3]	-30.5%	-26.7%	-28.4%	-26.4%	-27.9%	-32.1%	-31.9%	-37.4%	-32.5%	-33.4%	-33.8%	-31.6%	-29.6%	-24.7%	-29.5%	-27.1%	-29.9%	-23.1%	-22.9%	-25.5%
Gaming Taxes[4,5]	-15.3%	-14.7%	-15.0%	-15.8%	-15.3%	-15.9%	-15.5%	-16.4%	-15.2%	-15.7%	-16.2%	-17.9%	-17.0%	-18.0%	-17.4%	-17.4%	-17.6%	-17.1%	-19.2%	-17.9%
Personnel	-10.3%	-11.3%	-8.7%	-7.5%	-9.2%	-9.2%	-9.1%	-10.1%	-10.6%	-9.8%	-10.5%	-9.8%	-10.2%	-9.4%	-9.9%	-9.5%	-8.9%	-9.5%	-8.6%	-9.1%
Other[5]	-3.8%	-2.1%	-3.3%	-4.0%	-3.4%	-4.7%	-3.2%	-4.7%	-4.5%	-4.3%	-5.5%	-9.7%	-5.6%	-4.0%	-6.0%	-3.6%	-6.2%	-4.6%	-7.5%	-5.6%
Adj. EBITDA[6]	**-18.8%**	**3.6%**	**-7.0%**	**-7.8%**	**-7.9%**	**-27.5%**	**-28.3%**	**-29.3%**	**-29.4%**	**-28.6%**	**-52.6%**	**-35.3%**	**-41.9%**	**-38.9%**	**-41.6%**	**-7.9%**	**-11.5%**	**0.1%**	**-8.2%**	**-6.8%**

1. FY-20 and FY-21 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 27 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. FY-22 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
5. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year. FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain.
6. Q4-23 and FY-23 figures exclude a €0.9 mm and €3.5 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

23

04 Regulatory Overview

codere online

	Regulator	Regulation / Launch Date[1]	# Licensed Operators[2]	Codere Online Launch Date	Codere Online License Expiry	Retail Requirements[3]	Effective Gaming Tax (% NGR 2022)
Latin America							
Mexico	Secretaria de Gobernacion (SEGOB)	2014 / 2016	25+	2016	May 2027 (LIFO License)	Yes	21%
Colombia	Coljuegos	2016 / 2017	15	2018	November 2025	No	15% (Statutory)
City of BA	Loteria de Buenos Aires (LOTBA)	2020 / 2021	11	2021	December 2026	No	15.4% (Statutory)[7]
Province of BA	Instituto Provincial de Loteria y Casinos (IPLYC)	2019 / 2021	7	2024E[4]	N.A.	No[5]	23.5% (Statutory)[8]
Province of Mendoza	Instituto Provincial de Juegos y Casinos (IPJC)	2022 / 2023	5	2024	2033	No[6]	23.1% (Statutory)[9]
Panama	Junta de Control de Juego (JCJ)	Sports: 2002 / 2016 Casino: 2020 / 2020	3+	2017 (Sports Betting) 2022 (Casino)	December 2041	No	11%
Europe							
Spain	Dirección General de Ordenación del Juego (DGOJ)	2012 / 2012	77	2012	May 2032	No	12%

1) Regulation for online sports betting and casino unless indicated otherwise.
2) As per the latest available public information and / or Codere Online estimates.
3) Retail license or operation required to operate online.
4) We expect to begin operations in 2024 subject to obtaining a license.
5) Partnership with a local operator required for international operators.
6) Retail presence not required but contributed additional points in the tender process.
7) Figure includes 10% gaming tax (% of NGR) and 6% gross revenue tax (% of NGR less gaming taxes).
8) Figure includes 10% gaming tax (% of NGR) and 15% gross revenue tax (% of NGR less gaming taxes).
9) Figure reflects expected tax structure including 10% gaming tax (% of NGR) and 12% gross revenue tax (% of NGR less gaming taxes).

24

25 04 Market Overview - Online B2C (Latam) 1,073 11% 9,341 100% Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) represented over 86% of the LatAm market in 2023 but will represent approximately ~45% of the overall market by 2028, with the potential regulation of gaming in Brazil, which alone is expected to represent over one - third of the TAM in LatAm by 2028. % Total 2028E (€mm) (1) 3Y CAGR % Total 2026E (€mm) (1) % Total 2023A (€mm) (1) Country 36% 3,404 NM 37% 2,937 0% 8 Brazil 21% 1,942 9% 22% 1,700 59% 1,325 Mexico 11% 1,050 88% 10% 747 5% 112 Argentina 9% 850 15% 9% 728 21% 478 Colombia 5% 431 NM 4% 340 0% - Peru 4% 403 NM 4% 310 0% 11 Chile 1% 101 12% 1% 83 3% 59 Uruguay (2) 1% 57 27% 1% 48 1% 23 Puerto Rico 0% 30 17% 0% 22 1% 13 Panama 60% 52% 12% 100% 921 7,835 10% 100% 223 2,251 Rest of LatAm Grand Total (1) Figures reflect total online onshore (excl. lotteries) GGR as per H2GC as of February 2024 (except for Uruguay). (2) Figure reflect total online offshore (excl. lotteries) GGR as per H2GC as of February 2024.

04 Net Gaming Revenue and Adj. EBITDA Reconciliation

codere online

GAAP	2020	2021	2022	Q1-23	Q2-23[11]	Q3-23	Q4-23	FY-23
Accounting Revenue[1]	**70.5**	**80.3**	**115.7**	**37.6**	**37.0**	**41.1**	**46.9**	**162.6**
(-) Greenplay[2]	-1.2	-0.4	0.0	0.0	0.0	0.0	0.0	0.0
(+) Accounting Adjustments[3]	2.0	3.3	7.2	1.9	2.1	2.1	3.2	9.3
Net Gaming Revenue	**71.3**	**83.2**	**122.9**	**39.5**	**39.1**	**43.2**	**50.1**	**171.9**
Net Income (Loss)	**-16.3**	**-68.0**	**-45.9**	**-1.3**	**0.9**	**-1.8**	**-1.0**	**-3.1**
(+/-) Provision for Corporate Income Tax[4]	1.5	1.0	1.6	0.1	-2.6	-0.3	-4.5	-7.2
(+/-) Interest Expense / (Income)[5]	0.5	-4.0	-8.2	-2.4	-2.6	-4.9	5.0	-4.9
(+/-) Var. In Fair Value of Public Warrants[6]	0.0	0.0	-4.2	-0.4	0.0	-0.4	-0.2	-0.9
(+) D&A	0.9	0.7	0.6	0.0	0.0	0.0	0.0	0.1
EBITDA[4]	**-13.4**	**-70.3**	**-56.2**	**-3.9**	**-4.1**	**-7.4**	**-0.7**	**-16.0**
(+) Employee LTIP Expense	0.0	0.0	3.4	0.5	1.2	0.9	0.9	3.5
(+/-) Other Accounting Adjustments[7]	7.8	1.1	0.0	0.2	-1.9	6.3	-4.3	0.4
Adj. EBITDA (Pre Non-Recurring Items)	**-5.6**	**-69.2**	**-52.7**	**-3.1**	**-4.8**	**-0.1**	**-4.1**	**-12.2**
(+) Business Combination Transaction Expenses[8]	0.0	9.6	0.0	0.0	0.0	0.0	0.0	0.0
(+) IFRS 2 Impact[9]	0.0	35.8	0.0	0.0	0.0	0.0	0.0	0.0
(+) Other Non-Recurring Items[10]	0.0	0.0	1.5	0.0	0.3	0.1	0.0	0.5
Adj. EBITDA	**-5.6**	**-23.8**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-4.1**	**-11.7**

1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay's Accounting Revenue (see footnote 2).
2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay's Net Gaming Revenue.
3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
4. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible VAT in Colombia from CIT to EBITDA, resulting in a €0.8 mm and €0.9 mm, respectively, lower Provision for CIT and corresponding decreases in EBITDA.
5. Figures include losses / (gains) from exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina.
6. In our Annual Reports on form 20-F, variations in fair value of public warrants are included in EBITDA while in our management reporting they are included as interest income (i.e. no impact on EBITDA).
7. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies). Since Q1-23, figure reflects the impact of inflation accounting (IAS 29) in Argentina which we exclude from our Adj. EBITDA.
8. Reflects fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from our Q4-21 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online's majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period.
9. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).
10. 2022 figures reflect the €0.7 mm cash impact from the cyber-related fraud incident and the €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain (€0.3 mm in Q2-23 and €0.1 mm in Q3-23).
11. Q2-23 Net Income differs from previous reports given the inclusion of certain related party amounts pursuant to the on-going legal reorganization in Argentina which were previously excluded.

26

27 04 Defined Terms • Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month. • Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. • Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. • Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires and Spain). • Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. • Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience but with high frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled retail venues in furtherance of converting Codere retail customers into online customers (i.e. the omni - channel strategy). • Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excluding City of Buenos Aires). • First Time Deposits (FTD): New players who make a deposit for the first time during a given period. • Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. • Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acquisition. • Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. • Omni - channel Players: Existing Codere Group registered retail customers who are then converted to online. • Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

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